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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                  SYNAVANT INC.
                     ---------------------------------------
                            (Name of Subject Company)

                                  SYNAVANT INC.
                     ---------------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    87157A105
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Wayne P. Yetter
                                  SYNAVANT Inc.
                       3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-4000
                    -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH COPIES TO:

       Elizabeth O. Derrick, Esq.                 Vincent J. Napoleon, Esq.
  Womble Carlyle Sandridge & Rice, PLLC                 SYNAVANT Inc.
 1201 West Peachtree Street, Suite 3500      3445 Peachtree Road, NE, Suite 1400
         Atlanta, Georgia 30309                     Atlanta, Georgia 30326
             (404) 872-7000                             (404) 841-4000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:




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FOR IMMEDIATE RELEASE




Contact: Cliff Farren                                Mary Stuart
         Investor Relations                          Media Relations
         + 1 404 841 5323                            + 1 404 841 4142
         cfarren@synavant.com                        mstuart@synavant.com


                SYNAVANT ACCEPTS TENDER OFFER BID FROM DENDRITE
                              FOR $2.83 PER SHARE

ATLANTA, GA, May 9, 2003 - SYNAVANT Inc. (Nasdaq:SNVT), a global leader in pharmaceutical Customer Relationship Management (CRM) and Interactive Marketing
(IM) services for the biopharmaceutical industry, today announced that its Board of Directors has approved unanimously a transaction for Dendrite International Inc. ("Dendrite") (Nasdaq: DRTE) to acquire SYNAVANT at $2.83 per share in cash. This transaction supersedes Dendrite's offer of $2.50 per share announced on April 21, 2003 and also results in the termination of SYNAVANT's previous transaction to be acquired by Cegedim for $2.30 per share. The transaction results from a process conducted by SYNAVANT to ensure that both Dendrite and Cegedim were afforded the opportunity to present their best and final offer to SYNAVANT prior to the SYNAVANT Board's selection of a winning bidder. In connection with SYNAVANT's entry into the transaction with Dendrite and the termination of the previous agreement with Cegedim, Dendrite paid to Cegedim, on behalf of SYNAVANT, a termination fee in the amount of $1,095,000.

The previous Cegedim transaction was announced on April 12, 2003 and Cegedim commenced its tender offer on April 18, 2003. On April 21, 2003 Dendrite announced publicly its desire to acquire SYNAVANT pursuant to a tender offer followed by a back-end merger, for $2.50 per share in cash. On the same day that it made its announcement, Dendrite commenced litigation against SYNAVANT


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generally alleging that SYNAVANT's Board of Directors failed to satisfy its fiduciary duties, among other things, in connection with the approval of the merger between SYNAVANT and Cegedim. Also on April 21, 2003, SYNAVANT's Board of Directors authorized SYNAVANT's management and representatives to conduct further discussions and negotiations with Dendrite and Cegedim to obtain the best transaction available for shareholders. That resulted in the process that culminated in the SYNAVANT Board of Directors approving the transaction with Dendrite. SYNAVANT implemented this process to bring rapid closure to the uncertainty surrounding its future and to prevent further negative impact on its business and liquidity.

The Dendrite tender offer is subject to shareholders representing a majority of SYNAVANT's outstanding common stock ownership tendering their shares, as well as other customary conditions. SYNAVANT expects the transaction to close in June 2003.

SYNAVANT also announced today that it has entered into a settlement agreement with Dendrite regarding the lawsuit Dendrite filed against SYNAVANT and its directors. The parties have agreed to suspend the Dendrite lawsuit and to terminate it upon closing of the transaction.

A copy of the merger agreement and settlement agreement will be filed shortly via an 8-K Filing with the Securities and Exchange Commission ("SEC"). This news release is neither an offer to purchase nor a solicitation of an offer to sell securities of SYNAVANT Inc. Dendrite will file a tender offer statement on Schedule TO regarding the offer with the SEC. SYNAVANT will also be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 regarding its response to the offer. Investors and stockholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and stockholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Dendrite and SYNAVANT at the SEC's web site at

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www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from SYNAVANT by directing such request to SYNAVANT
Inc., 3445 Peachtree Road NE, Suite 1400, Atlanta, Georgia 30326, Attention:
Vincent J. Napoleon, Corporate Secretary.

Alterity Partners, LLC acted as financial advisor to SYNAVANT for this transaction.


ABOUT SYNAVANT

SYNAVANT Inc. guides biopharmaceutical and healthcare companies globally to greater business success by accelerating the adoption of advances in healthcare around the world. SYNAVANT accomplishes this by designing, building and supporting a wide range of knowledge-based solution sets, that bring together leading-edge technology, proven data management competence, a full range of specialist services - including hardware services and computer systems validations - and over 30 years of healthcare expertise. Its comprehensive, global solutions include pharmaceutical Customer Relationship Management (CRM) and eBusiness applications, interactive marketing, server and database management, dedicated local helpline support, training, telemarketing, sample management, and product-recall services. SYNAVANT is headquartered in Atlanta, GA, USA and has offices in 21 countries. Additional information is available at http://www.synavant.com.

ABOUT DENDRITE
Dendrite develops and delivers solutions that increase value in sales, marketing, and clinical processes for pharmaceutical and other life science clients.

Note: Dendrite is a registered trademark of Dendrite International, Inc.

                                      ###


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THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE
SECURITIES ACT OF 1933, AS AMENDED. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPECTED BECAUSE OF VARIOUS RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE RISKS THAT SYNAVANT'S SHAREHOLDERS WILL NOT TENDER A MAJORITY
OF THE OUTSTANDING SHARES OF SYNAVANT'S COMMON STOCK OF DENDRITE, THAT THE
OTHER CONDITIONS TO THE TRANSACTION WITH DENDRITE WILL NOT BE SATISFIED AND
THAT SYNAVANT WILL BE SUBJECT TO FURTHER LITIGATION AS A RESULT OF THE TRANSACTION WITH DENDRITE. NOTWITHSTANDING ANY STATEMENT IN THIS PRESS RELEASE, SYNAVANT ACKNOWLEDGES THAT THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ADDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, DOES NOT APPLY TO FORWARD-LOOKING STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER.